UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [May] 2007

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  (    ✓    )            No            Form 40-F  (            )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  (            )            No  (    ✓    )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated May 14, 2007. Attached is English language version of the notice.

The following table sets forth the summary of the decision on investment in other corporation.

	1. Details of issuing company	Name of company	Slim Disc Corporation	Representative	Park, Soo Hee
		Capital Stock (KRW)	50,000,000	Total number of outstanding Shares	10,000
		Relationship to company	Affiliated Company after investment
		Main Business	Development, Manufacture and Sale of multi media related product and disc.

2. Details of acquisition	Number of shares to be acquired				16,119
	Acquisition Amount (KRW)				80,595,000
	Equity Capital (KRW)				86,180,884,062
	Ratio to Equity Capital (%)				0.09
	Applicability of Large-scale Corporation				No

	3. Number of shares held and shareholding ratio after Acquisition	Number of Shares Held			16,119
		Shareholding Ratio			23.03

	4. Acquisition method	Payment in cash

	5. Purpose of acquisition	General investment

	6. Sheduled acquisition date				May 15, 2007

	7. Date of Board of directors’ resolution (Decision date)				May 14, 2007

	- Attendance of outside directors	Present (No)			2
		Absent (No)			1

	- Attendance of auditors (members of Audit Committee)	Present

	8. Other reference concerning investment decisions	- Scheduled acquisition date above mentioned is the scheduled subscription date.
		Relevant Disclosure: -

[Condensed Financial Statement of Issuing Company]

(Unit: million KRW)

Type	Total Assets	Total Liabilities	Total Shareholders’ Equity	Capital Stock	Sales	Net Income
FY 2006	685	642	43	50	0	-7

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The following table sets forth the summary of the addition of affiliated company.

1. Details of Change		Addition of Affiliated Company

2. Description of Affiliated Company	Name of Company	Slim Disc Corporation
	Representative	Park, Soo Hee

	Condensed Balance Sheet	Total Asset (KRW)	685,365,605	Total Shareholders’ Equity(KRW)	43,213,605

		Total Liabilities(KRW)	642,152,000	Capital Stock(KRW)	50,000,000

	Main Business	Development, Manufacture and Sale of multi media related product and disc.

3. Nane of Affiliated Group		Mirae Corporation

4. Reasons for Change		Addition of Affiliated Company through general investment

5. Number of Affiliated Companies	Before Change				7

	After Change				8

6. Date of Change		May 15, 2007

7. Date the change was confirmed		May 14, 2007

8. Other references concerning investment decisions		-Date of Change above mentioned is the scheduled subscription date and Date the change was confirmed is Date of Board of directors’ resolution.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2007

By	/s/ Gi-Hoon Joung
Gi-Hoon Joung
Mirae Corporation
Director of Accounting Team and
Acting CFO

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